Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    September    2003



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







PINE VALLEY MINING CORPORATION UPDATE

VANCOUVER, BRITISH COLUMBIA, September 18, 2003 - Pine Valley Mining
Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") wishes to provide information on the results of a continuous disclosure review of the Company's affairs by the British Columbia Securities Commission. The Company has filed on SEDAR amended and restated Forms 51-901F for the periods the year ended March 31, 2002 and March 31, 2003, including the quarters for the year ended March 31, 2003. The major revisions were an increased breakdown of office and development costs, corrections made to the schedule of securities issued, a more detailed discussion of the results of the updated feasibility study completed in September, 2002 and the possible impact of changes in important parameters such as foreign exchange rates and coal sales contracts and a more detailed discussion of the related party transactions, management, consulting and professional fees incurred. The Company has also filed an AIF with a revised technical report. The major revisions to the technical report were to the names of the reserve categories and the format of the certification pages. The AIF specifically discussed the possible impact of changes in important parameters such as foreign exchange rates, coal prices and coal sales contracts.

PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
President and Chief Executive Officer
###
Contacts:
Richard Palmer                        Mark Fields
President & CEO                       Executive Vice President
011- 614-3947-3742                    (604) 682-4678
or within Australia 0439-473-742      Vancouver, British Columbia, Canada
Sydney, Australia                     markfields@radiant.net
rpalmer@AOL7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated September 17, 2003.







                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    September 18, 2003                " Richard Palmer "
                                          President and Chief Executive Officer